Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to The PMI Group, Inc. Employee Stock Purchase Plan (May 15, 2008 Amendment and Restatement) and The PMI Group Inc. Savings and Profit Sharing Plan of our reports (a) dated March 16, 2008 with respect to the consolidated financial statements and schedules of The PMI Group, Inc., and the effectiveness of internal control over financial reporting of The PMI Group, Inc., included in its Annual Report (Form 10-K), and (b) dated June 25, 2008, with respect to the financial statements and schedules of The PMI Group, Inc. Savings and Profit Sharing Plan included in the Plan’s Annual Report (Form 11-K), both for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Los Angeles, California
July 31, 2008